Filed by GKN plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GKN plc
Commission File No.: 033-24346

The following is a transcript of an investor presentation that was given by GKN plc on March 9, 2018.

Presentation

Anne Stevens
CEO

Good afternoon and thank you for joining us again. I know that all of you will have seen the statement that we released earlier today about the agreement that we have reached with Dana. This will, of course, form the majority of our presentation. I also want to tell you how this deal fits in with the wider GKN strategy, and we will touch on our world-leading aerospace business, and the value we expect it to create as a pure play.

Now, let me start with our strategy. In January, we announced our new strategy, and provided you with more details last month. Implementation is now well underway. Today we are focused on our core businesses, and we have detailed a clear timetable for our divestments, including powder metallurgy. Another important aspect of our strategy is our plan to separate our businesses, first operationally, and then more formally. We have previously announced our plans to de-merger in mid-2019. Today, we are accelerating this timetable.

We believe that the combination of GKN Driveline with Dana implements this strategy, allowing us to realise even greater shareholder value at a faster pace, and at lower risk. We intend to create two world-leading businesses, one a pure play in aerospace, and the other an entirely new automotive leader, in combination with Dana, both of which will deliver value to our shareholders.

Now, let’s take these in turn. We will reveal the full value of GKN’s high-quality aerospace business, where we expect to generate cash for decades to come. This is both through the delivery of Project Boost, and our world-class aero engine business, which has, as we showed you a few weeks ago, a $13.5 billion cash mountain ahead of it, and we’ll return to this a bit later.

Then, by combining with Dana, we will create a new, world-leading driveline business, with great technology, complementary products, a global footprint, and a proven executive team. We will be a leader in all three automobility markets. Light vehicle, heavy vehicle, and off-highway. We are well-positioned with Dana to continue our leadership role in electrification.

Now, it’s also going to enable us to unlock substantial cost synergies on top of what we already communicated to you with our Project Boost plans.

GKN Announcement	GKN

Finally, we confirm our aim to return up to £2.5 billion of cash to the shareholders. This will be in the form of divesting powder metallurgy and other non-core businesses, as well as cash from the Dana transaction, and of course, our dividends. So, our strategy is clear, and this combination with Dana shows that we’re delivering it at pace.

Now, moving on to our proposed Dana combination, let’s start with the highlights. First, GKN Driveline and Dana are highly complementary. Our joint eDrive portfolio puts us in an ideal position to capitalise on electrification opportunities in a more rapidly-changing marketplace.

Secondly, the strategic rationale for bringing them together is compelling. It brings substantial industrial synergies, over and above what we’re already targeting in Project Boost.

Finally, this is a highly attractive transaction from a value perspective. It just simply is a good deal. The numbers are clear, and Jos will provide more detail in a few minutes. However, for now, what I’d like to talk about is why GKN Driveline and Dana are a great fit

We’re bringing together two businesses with a very rich heritage in the automotive market. GKN has over 50 years’ experience in automotive, while Dana has 114. As I said yesterday, to survive in the automotive market, you must innovate, you must adapt, and you must be willing to change, and of course, you must constantly deliver for your customers. Both GKN and Dana’s long histories prove our ability and capability to anticipate our customers’ needs, and shape future markets.

We are two engineering-led businesses, both with a clear commitment to innovation. Together, we spend hundreds of millions of pounds on R&D and have multiple technology centres of excellence across the globe. Our leadership technology is recognised, and between us we have won nine PACE awards.

Now, like GKN, Dana has developed into a leading Tier One automotive supplier, with a very broad global presence, strong technologies, and a comprehensive customer base. GKN has had a long and a strong relationship with Dana, dating back to Hardy Spicer, the business in the 1930s, through to more recent strategic partnerships relating to all-wheel drive technologies in North America.

Together, we have formed seven joint ventures throughout our history, and completed numerous other transactions over the years. This transaction creates a business with a combined pro forma revenue of £11 billion, a clear leader in global driveline in the market place. GKN Driveline achieved sales of £5.4 billion in 2017, while Dana generated £5 billion. GKN Driveline recorded EBITDA of £588 million, with Dana producing £684 million. Now, a company with this combined financial record has a very strong platform on which to build.

We’re creating a business of 200 combined facilities across the globe, with every key automotive market in the world covered. We are where our customers need us to be. GKN’s geographic strength has been in Europe and Asia, while Dana’s strength has been in the US, so together it fits perfectly to strengthen the globe, but it is the people, our people, that make a business, and the combination of GKN and Dana together will create a company employing around 65,000 talented people worldwide.

We’re bringing together some of the best people in the automotive industry. That is a huge amount of experience. Now, I’m extremely proud of my people in GKN Driveline. They share passion for excellence, and passion for improvement. They have pride in the business, and they have pride in their work. Both GKN and Dana share a common sense of values that will form the basis for what I believe will be a great company.

GKN Announcement	GKN

At GKN, we have concentrated largely on the passenger segment in front-wheel and all-wheel drive, with smaller businesses in off-highway. Our focus has enabled us to create a leading business of world-class technologies. Those of you who were here yesterday would have heard Phil talk so passionately about the work that he’s done with the major OEMs in the space.

Meanwhile, Dana has focused on rear- and four-wheel drive in the passenger market, associated with light trucks and commercial vehicles. They also have a much larger off-highway business. Now, bringing together our two businesses, we will augment the total offering. We will serve not just our own individual markets, but the whole spectrum of the automotive industry. Combined, we’ll have a great business in every market we participate in, from the smallest city car to the largest heavy goods vehicles.

These complementary end-markets are reflected in our product portfolios. GKN has a long heritage as a leader in driveshafts, and we have capabilities in all-wheel drive that no competitor out there can match, while on the other hand, Dana has concentrated on steer shafts and axles for the heavy goods market.

Both of us have been looking forward to the future as the world shifts towards decarbonisation and electrification. Phil talked about GKN’s eDrive systems yesterday. It’s absolutely phenomenal technology, with a fantastic order book already in place. Dana has built a similar position, but theirs is in the mass transit electrified axle. Together, we are better placed to use this technology to face the future, excite our customers, and create significant value for our shareholders.

As you can see here, we have great complementary product portfolios. We believe that our combination is a perfect fit. It’s across all three mobility sectors. Light vehicle, heavy vehicle, and off-highway.

Bringing our two businesses together will augment our total offering not just now, but in the future as well, and in automotive, the future is electrification. Here, we’ve been ahead of the game. Our customers need the technology that you see on this page to meet their emissions requirements without compromising on the performance of the vehicle.

From supercars like the BMW I8 to mass-market vehicles such as the Mitsubishi Outlander plug-in hybrid, this technology is in use on the road today, and it is going to grow from now. As we said yesterday, the value of our content in an electric vehicle is up to 20 times greater than in the traditional front-wheel drive car. As electrification accelerates, and broadens across the vehicle classes, we expect to see a rapid shift in the adoption of electric technology on HGVs, as well as mass transit vehicles.

Dana’s investment here leaves us fantastically positioned to benefit from our technology. Yesterday, Phil described an addressable market in light passenger vehicles of £6 billion in 2025, rising to £12 billion by 2030, which GKN could capitalise on. Now, just think about adding Dana’s footprint in heavier vehicles. This will significantly increase our addressable market size even further than this.

So, before I hand over to Jos, I just want to go through in detail how this combination benefits our shareholders. First, we’re creating a world-leading driveline business with a great balance of end markets, products, geographies, and customers.

GKN Announcement	GKN

Second, the increased scale of our combined group will enhance our capabilities, particularly in electrification.

Third, our customers will be served even better. We will create even more opportunities for our employees, and we expect to generate increased value for our shareholders.

Yesterday, I told you a bit about my experiences working in an OEM. At Ford, running vehicle programs, I looked to my suppliers to help me deliver the best feature-rich products that I could for my customers. I looked for experts. I looked for those with deep knowledge of their technologies. That is exactly what we’re creating here today.

Now, with that, Jos, could you come up and give a bit more of the financial details?

Jos Sclater
CFO

Thank you, Anne, and good afternoon, everybody. Welcome back again. Frankly, we are all a bit tired this afternoon. It was a long night. Nonetheless, I am delighted to be here to announce this transaction, because this is more than a win-win deal. This is a quadruple-win deal. It’s good for our employees, as Dana has a very good track record, deeply understands the auto industry, and it takes a long-term view.

It is excellent for our 32,000 pensioners, with a route to our UK schemes becoming fully-funded. It’s a great step for Dana, accelerating their move into eDrive. But most of all, it’s a fantastic deal for our shareholders from a financial perspective, and I’ll turn to that now.

The combination of GKN Driveline and Dana creates a strong business in terms of revenue, EBITDA, and operating profit. The combined revenues were £11 billion in 2017, with both companies achieving growth on the previous year, and combined EBITDA was £1.2 billion, also up on 2016.

This transaction provides the platform to deliver substantial synergies of $235 million. That is over and above the £153 million we expect to achieve from Project Boost.

So, where will this $235 million come from? In procurement, Dana will be able to leverage its commercial scale to ensure it receives the best deals from suppliers. That’s expected to deliver savings of $112 million. By optimising footprint, it anticipates a further $75 million of synergies, and a further $48 million will come from minimising SG&A costs. These synergies will be captured over three years, with further tax benefits coming on top of that.

To summarise, in terms of this transaction, it’s a great deal for our shareholders, providing enhanced value and reduced risk. It values GKN’s driveline business at $6.1 billion, equivalent to enterprise value, to EBITDA multiple, of 7.5 times. GKN’s shareholders will retain 100% of a world-class aerospace business and will receive 47.25% of Dana.

As part of the consideration, GKN will receive £1.2 billion of cash, and the combined Dana business will assume an IS19 pension deficit of £0.7 billion. I’ll talk about this more in a minute.

GKN Announcement	GKN

We are putting complementary businesses together, which creates $235 million of real synergies by the end of the third year, and as I said before, that’s on top of the £253 million from Boost.

So, using 2017 actuals, on an aggregated basis, net debt to EBITDA will be approximately two times, and Dana is confident [that] deleveraging further going forward.

The Dana management team has a strong track record of revenue and profit growth. Led by Jim Kamsickas, it has successfully integrated two acquisitions since 2015, during which time Dana’s margin has progressed 100 basis points.

Subject to shareholder and regulatory approval, we estimate the deal will complete by the end of 2018 when Anne and Richard Parry-Jones will take up positions as non-executive directors on the Dana board.

Let’s turn to pensions, which as you know are an important topic for GKN. The deal reached with Dana is transformative for pensions. At the end of December 2017, GKN had pre-tax IS19 pension deficit of approximately £1.5 billion. As part of our combination, £0.8 billion - approximately 54% of the total - will be transferred with our driveline business to Dana, including £125 million in relation to the UK defined benefit scheme.

Dana will fund the UK deficit to IS19 as part of the transaction. Overall, the deal is good for transferring UK members, as they will move to a scheme with a large global corporation with a prudent amount of leverage, and with additional funds paid into the scheme.

The deal will also help us eliminate the UK pension deficit within the remaining GKN schemes. Firstly, we’ve agreed a plan with our trustees to reduce our UK liabilities. This includes an enhanced transfer value exercise, a pension increase exchange, together with a transfer of some liabilities to an insurer. Net of tax, that will have a cash cost of £183 million, and a further payment of £311 million, net of tax, will then be made to the scheme to completely remove GKN’s IS19 pension deficit.

These actions will deliver value to our shareholders. By freeing up the non-core business from defined benefit pension liabilities and deficit, we expect to increase the number of potential buyers for them, and we will leave our aerospace business in a much stronger position, with a strong balance sheet, able to trade at a better multiple.

So, let me now turn to our aerospace business. As Hans outlined when he spoke to you a couple of weeks ago, GKN Aerospace is a truly world-class business. We have one of the world’s best engines businesses, and we’re number two in aero structures, and we have leadership positions in specialist markets such as transparencies, wiring, and ice protection systems.

Our four R&D centres around the world help us partner with our global customer base and solve their problems. We make products such as advanced carbon fibre wing spars, thermoplastic tail-planes, stealth coatings, and critical engine components and systems.

This has helped us build deep relationships with the world’s best-known aerospace OEMs, supporting them from 52 sites across 14 countries and three continents, and this balance across markets, product segments, and customers de-risks the business, and it’s a real strength.

GKN Announcement	GKN

Hans has also set out how we intend to implement our new strategy to catch the next wave of value in GKN Aerospace. Project Boost is at the heart of this, and we are clear that we are targeting £160 million of recurring annual benefit from our aerospace Boost activities.

To get there, we are fixing our US facilities that were the source of the problems we announced last year. We put in special teams to ensure we meet the quality and delivery standards that our customers expect, and we’re moving to a global operating model. This will unlock synergies within our business and enable us to use our purchasing might to deliver significant procurement benefits, and we’re rationalising our product portfolio.

This means divesting non-core businesses and ensuring that the businesses we keep have the appropriate strategy to enable them to succeed in their markets. Together, we expect our remaining businesses to deliver our target margin of at least 14% by 2020, before central costs.

While we’re pursuing these opportunities, we shouldn’t forget how well-positioned the business is for the future. This is best shown by our high-quality engines business. We spoke about our revenue and risk-sharing partnerships in detail a fortnight ago. I make no apologies for showing it again.

It’s a great example of the cash flow generation to come from our aerospace business, and it reinforces the value of our long-term approach. Investments which have been made over decades are now yielding results.

At $13.5 billion, we have a cash mountain ahead of us, so we are outstandingly well-positioned.

To sum up what you’ve heard today, and to bring it all together, looking at the next evolution of GKN, I can see a bright future as a focused, pure play aerospace business. We have the scale to succeed, and with target margins of at least 14%, we are set for world-class financial performance and cash generation for decades to come.

Through our Dana combination, we will be part of a new, world-leading automotive business, well above £10 billion in size. It is a complementary partnership with clear cost synergies and strong strategic rationale. Our shareholders will see great benefits from these two outstanding businesses.

Through these and our non-core divestments, we aim to return up to £2.5 billion to our shareholders by the end of 2020.

So, let me finish with a clear message. We are determined that GKN investors should benefit 100% from their investment in our aerospace businesses over the last 10 years. Our shareholders have twice backed us with capital for the Volvo and Fokker acquisitions. They were excellent investments.

Now, we need our aerospace business to trade at the right multiple, and we need to rebuild from here. This is not the first time that GKN has de-merged and split. The current company was rebuilt after Brambles de-merged. GKN is a company that has consistently changed, and we will continue to do so. It is in our DNA.

Looking to the future, the remaining GKN Aerospace business will have no pension liability, great technology, world-class people, and it means that GKN is well set to succeed and grow for the years to come.

GKN Announcement	GKN

Thank you very much.

Anne and I would now both be happy to take your questions. Anne, if you’d like to come to the stage? I’m afraid that, because of the takeover panel rules that we’re currently governed by, we have to say goodbye to our webcast viewers and to those of you on the phone. Thank you very much for joining us.

Cautionary statement

This communication contains forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this communication may include statements about the expected effects of the proposed combination of GKN's Driveline business and Dana (the "Proposed Transaction) on GKN, Dana, Dana plc and/or GKN Aerospace, the anticipated timing and benefits of the Proposed Transaction, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words "targets," "plans," "believes," "expects," "intends," "will," "likely," "may," "anticipates," "estimates," "projects," "should," "would," "positioned," "strategy," "future" or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to closing and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transaction on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Proposed Transaction; the ability of the parties to integrate successfully GKN Driveline with the business of Dana following the consummation of the Proposed Transaction and to realize the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN's or Dana's businesses; the risk that disruptions from the Proposed Transaction will harm GKN's or Dana's business; the effect of the announcement of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; and other factors detailed in GKN’s Annual Report and Accounts 2016 and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption "Risk Factors". Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or Dana plc undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.

No offer or solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockholders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that Dana plc will file with the SEC a registration statement on Form S-4, containing a prospectus with respect to Dana plc's ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana's stockholders (the "Proxy Statement"), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC. Further, it is intended that GKN will mail a circular to its shareholders (“the Circular”) containing further details in relation to the Proposed Transaction and notice of the general meeting. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, AND THE CIRCULAR WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND Dana plc. Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or Dana plc will be made available free of charge on Dana’s Investor Relations Website.

Participants in the solicitation

GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth in GKN’s Annual Report and Accounts 2016. Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus and the Proxy Statement and the Circular regarding the Proposed Transaction when it becomes available.